FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	April 27, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Silver production increases 4% in 1st Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the first quarter ending March 31, 2009 consisted of 1,040,117 equivalent ounces of silver.

The equivalent silver production for the quarter consisted of 929,964 ounces of silver representing an increase of 4% compared with the first quarter of 2008 and a minor decrease of 156 ounces of silver when compared with the fourth quarter of 2008. 1,828,739 pounds of lead were produced in the quarter representing a 2% decrease over the first quarter of 2008 and a decrease of 13% or 265,248 pounds when compared with the fourth quarter of 2008. 491 ounces of gold were produced in the quarter representing an increase of 105% when compared with the first quarter of 2008 and an increase of 22% compared with the fourth quarter of 2008.

The ore processed during the quarter at the Company's three operating silver mines: La Parrilla Silver Mine, the San Martin Silver Mine and La Encantada Silver Mine; amounted to 216,047 tonnes showing an increase of 36% over the same quarter of 2008 and a modest increase of 401 tonnes over the fourth quarter of 2008.

The overall average silver head grade in the quarter for the three mines increased to 222 g/t silver compared to 207 g/t Ag achieved in the fourth quarter of 2008.

Total combined recoveries of silver at the Company’s three different mills were 60% compared to 65% in the prior quarter. At the La Encantada operation low recoveries were caused by high manganese in the ore and increased throughput through the mill. At the San Martin operation, some high carbonaceous ore affected metallurgy however this was compensated by increased head grades. Steps are being taken at La Encantada to improve recoveries; however, until the new 3500 tpd cyanidation plant is completed in June of this year, recoveries are only expected to increase modestly.

As reported previously the Company has reduced exploration and development programs at each of its operations in the fourth quarter of 2008. The Company continues to analyze its expenditures in order to optimize the operations and improve profitability.

A total of 4,610 meters of underground development was completed in the quarter compared to 6,006 metres of development completed in the first quarter of 2008 and 5,847 metres completed in the fourth quarter of 2008. This program is important as it provides access to new areas within the different mines and prepares the mines for continued growth of silver production going forward. The Company has recently reduced its drilling program to two rigs operating at San Martin only; however, in the first quarter 31 holes were completed marking an end to those drill programs commenced last year. A total of 5,048 meters of diamond drilling was completed during the quarter compared to 10,256 metres drilled in Q1 2008 and 4,193 metres drilled in Q4 2008.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.